                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)

                                Final Amendment

                                NextHealth, Inc.
            --------------------------------------------------------
                              (Name of the Issuer)
                                NextHealth, Inc.
                           William T. O'Donnell, Jr.
                                 George L. Ruff
                                    Anam LLC
                             NHI Acquisition Corp.
            --------------------------------------------------------
                      (Names of Persons Filing Statement)
                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)
                                  65333 G 105
            --------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                Loree Thompson                         c/o Jack A. Shaffer & Company LLC
       16600 North Lago Del Oro Parkway                   410 Park Avenue, Suite 430
            Tucson, Arizona 85739                          New York, New York 10022
            ---------------------                          ------------------------

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                With copies to:

              Irv Berliner, Esq.                             Eric R. Decator, Esq.
Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.            Sonnenschein Nath & Rosenthal
            2600 Tower at Erieview                             8000 Sears Tower
          Cleveland, Ohio 44114-1824                        Chicago, Illinois 60606

                            Lawrence M. Hecker, Esq.
                            Hecker & Muehlebach PLLC
                            405 West Franklin Street
                             Tucson, Arizona  85701

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S) 240.14a-1 through 240.14b-2), Regulation 14C ((S)(S) 240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S)240.13e-
     3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.  [_] The filing of a registration statement under the Securities Act of 1933.
c.  [_] A tender offer.
d.  [_] None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


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

                           Calculation of Filing Fee
                             Transaction valuation*
                              Amount of filing fee

                                  $ 59,628,991

                                  $ 13,299.67

*The filing fee was determined based upon (1) the product of (a) the 5,762,235 shares of NextHealth Common Stock proposed to be acquired by the acquiror, and
(b) merger consideration of $5.10 per share of NextHealth Common Stock, plus (2) the product of (a) 4,606,500 shares of NextHealth Common Stock issuable upon conversion of the 46,065 shares of NextHealth Series A Preferred Stock proposed to be acquired by the acquiror, and (b) merger consideration of $5.10 per share of NextHealth Common Stock, plus (3) $6,748,442 payable to holders of options and warrants to purchase shares of NextHealth Common Stock.

[X] Check the box if any part of the fee is offset as provided by (S)240.0-11J(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: $13,299.67
                               --------------------------------------------

       Form or Registration No.: Preliminary Proxy Statement - Schedule 14A
                                 ------------------------------------------

       Filing Party:  NextHealth, Inc.
                    -------------------------------------------------------

       Date Filed:  May 18, 2001
                  ---------------------------------------------------------

     This Amendment No. 6 to Rule 13e-3 transaction statement on Schedule 13E-3 (this "Final Amendment") is being filed by: (a) NextHealth, Inc., a Delaware corporation ("NextHealth"), (b) William T. O'Donnell, Jr., an individual, (c) George L. Ruff, an individual, (d) Anam LLC, a Delaware limited liability company ("Anam"), and (e) NHI Acquisition Corp., a Delaware corporation ("NHI," and collectively with NextHealth, Mr. O'Donnell, Mr. Ruff, and Anam, the "Filing Persons"). This Final Amendment relates to the Agreement and Plan of Merger, dated April 16, 2001 (the "Merger Agreement"), as amended by the First Amendment to Agreement and Plan of Merger, dated November 28, 2001 (the "First Amendment"), among Anam, NHI and NextHealth, whereby NHI merged (the "Merger") with and into NextHealth, with NextHealth being the surviving corporation. Copies of the Merger Agreement and the First Amendment were attached as Annexes A and B, respectively, to the definitive proxy statement (the "Proxy Statement") which was attached as Exhibit 1 to the Amendment No. 5 to Schedule 13E-3 filed by the Filing Persons on February 19, 2002.


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

       The purpose of this Final Amendment is to report the results of the merger pursuant to Rule 13e-3(d)(3).

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used herein but not defined in this Final Amendment shall have the meaning given to them in the Proxy Statement.

     The information contained in this Final Amendment concerning any of the parties was supplied by such party and all other parties take no responsibility for the accuracy of such information.

     ITEM 15.  ADDITIONAL INFORMATION

     NextHealth held a special meeting of its shareholders on March 20, 2002, at the time and place specified in the Proxy Statement, for the purpose of voting upon the Merger Agreement. At the special meeting, approximately 80% of the issued and outstanding shares of NextHealth Common Stock (including NextHealth Preferred Stock voting with the Common Stock on an "as converted" basis) that were entitled to vote at the meeting approved the Merger Agreement. On March 25, 2002, the merger became effective pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware, at which time NHI was merged with and into NextHealth, with NextHealth as the surviving corporation, and the separate corporate existence of NHI ceased. The merger consideration was disbursed as described in the Proxy Statement. After the consummation of the merger, Anam held 100% of NextHealth Common Stock.

     On March 25, 2002, NextHealth filed a certification on Form 15, pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, to provide notice of termination of registration of the NextHealth's Common Stock. On March 25, 2002, as a result of the merger, NextHealth's common stock was delisted from the NASDAQ National Market pursuant to a request delivered to NASDAQ from NextHealth.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                NEXTHEALTH, INC.

                                By:   /s/ Loree Thompson
                                      ----------------------
                                Name: Loree Thompson
                                      ----------------------
                                Its: Chief Financial Officer
                                     -----------------------


                                /s/ William T. O'Donnell, Jr.
                                    -----------------------------
                                    William T. O'Donnell, Jr., individually

                                /s/ George L. Ruff
                                    ------------------
                                    George L. Ruff, individually

                                ANAM LLC


                                By:   /s/ William T. O'Donnell, Jr.
                                      -----------------------------
                                Name: William T. O'Donnell, Jr.
                                      -------------------------
                                Its: President and Chief Executive Officer
                                     -------------------------------------

                                NHI ACQUISITION CORP.


                                By:   /s/ William T. O'Donnell, Jr.
                                      -----------------------------
                                Name: William T. O'Donnell, Jr.
                                      -------------------------
                                Its: President and Chief Executive Officer
                                     -------------------------------------


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